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                  NYSEG Announces Tender Offers for Certain
    Series of its Serial Preferred Stock and Related Consent Solicitation.

For immediate release

            Binghamton, New York, March 1, 1999 -- New York State Electric & Gas Corporation (NYSEG) today announced that it is offering to purchase for cash any and all shares of the following series of its Serial Preferred Stock at the applicable price per share set forth below:

             Title of Series                     Purchase Price Per Share
             ---------------                     ------------------------

3.75% Cumulative Preferred Stock                          $72.00

4 1/2% Cumulative Preferred Stock (Series 1949)           $89.50

4.40% Cumulative Preferred Stock                          $87.50

4.15% Cumulative Preferred Stock (Series 1954)            $82.50

4.15% Cumulative Preferred Stock                          $82.50

            The tender offers will expire at midnight on March 26, 1999, unless extended.

            In connection with the tender offers, the board of directors of the company is soliciting consents from the holders of all series of its Serial Preferred Stock, including the company's 6.30% Serial Preferred Stock which is not subject to a tender offer, to a proposal to permit the issuance by the company of up to $1.2 billion of unsecured indebtedness in excess of all other unsecured indebtedness presently authorized, permitted or previously consented to. The company currently is permitted to incur up to approximately $200 million of unsecured indebtedness, and it currently has $94.4 million of unsecured indebtedness. The company believes that the ability to incur additional unsecured indebtedness will provide the company with the flexibility to obtain financing on terms more advantageous than would otherwise be the case. The record date for the consent solicitation is March 5, 1999.

            Preferred shareholders who wish to tender their shares pursuant to the offer are not required to grant their consent to the proposal. However, each tender offer is conditioned on, among other things, the approval of the proposal by holders of at least a majority of the votes of shares of all series of the company's Serial Preferred Stock, considered together as one class. The tender offer for any one series of Serial Preferred Stock is not conditioned on a minimum number of shares of that series being tendered and is independent of the tender offer for any other series of Serial Preferred Stock.

            If holders choose, they may consent to the proposal without tendering. If the proposal is approved, holders who consent to the proposal but whose shares are not tendered, and holders of the 6.30% Series who consent to the proposal, will receive a special cash payment of $1.00 for each share for which they granted a consent. Holders who tender shares will not receive the special cash payment and will be entitled only to the applicable purchase price per

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share if the shares are accepted for payment. Consents must be received on or prior to March 26, 1999, unless extended.

            The Dealer Manager for the tender offers and the Solicitation Agent for the consent solicitation is Salomon Smith Barney. The information agent for the tender offers and the consent solicitation is Georgeson & Company, Inc. ChaseMellon Shareholder Services, L.L.C. is the depositary for the tender offers. Questions regarding the tender offers and the consent solicitation may be directed to Salomon Smith Barney at (800) 558-3745 or Georgeson & Company at
(800) 223-2064.

            This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offers are made solely by, and on the terms and subject to the conditions set forth in, the Offer to Purchase and Consent Statement, dated March 1, 1999, and the related Letters of Transmittal and Consent. The tender offers are not being made to (nor will tenders be accepted from) holders of shares residing in any jurisdiction in which the making of the tender offers or the acceptance thereof would not be in compliance with applicable law.

            NYSEG is the primary subsidiary of Energy East Corporation (NYSE:NEG), an energy delivery, products and services company with operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New Jersey. NYSEG supplies, markets and delivers electricity to 817,000 customers and natural gas to 243,000 customers across more than one-third of New York State.